FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 7, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ....X...

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INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports December 2009 Consolidated Revenue” dated January 7, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 7, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports December 2009 Consolidated Revenue

Issued by: AU Optronics Corp.
Issued on: January 7, 2010

Hsinchu, Taiwan, January 7, 2010 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated December 2009 revenue of NT$37,104 million, down by 3.4% from the previous month but up 151.8% from the same period last year. For the year ended December 31, 2009, unaudited consolidated revenue totaled NT$359,599 million, resulting in a 15.2% Y-o-Y decrease.

The large-sized panel (a) shipments for December 2009, with applications on desktop monitor, notebook PC, and LCD TV, were close to 9.1 million units, a decrease of 2.4 % from November 2009. As to small and medium-sized panels, the shipments were about 15.8 million units, down by 13.7% from last month since some applications are in seasonal slowdown.

Preliminary shipments of large-sized panels for the fourth quarter of 2009 exceeded 27.37 million units, up 2.5% from last quarter, a significant Y-o-Y increase of 81.5%. Shipments for small- and medium-sized panels reached around 60.08 million units, down by 7.3% from the third quarter, but representing a Y-o-Y increase of 26.8%.

In terms of the 2009 full-year unit shipments, large-sized panels reached 89.64 million units, up 12.5% from 2008. Meanwhile, small and medium-sized panels exceeded 228.64 million units, representing an increase of 21.6% from last year.

(a)	Large-size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches

Sales Report :( Unit: NT$ million)
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
December 2009	37,104	35,204
November 2009	38,422	36,785
M-o-M Growth	(3.4%)	(4.3%)
December 2008	14,735	14,684
Y-o-Y Growth	151.8%	139.7%
Jan to Dec. 2009	359,599	350,179
Jan to Dec. 2008	423,928	421,957
Y-o-Y Growth	(15.2%)	(17.0%)

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corp., AU Optronics (Suzhou) Corp., AU Optronics (Shanghai) Corp., AU Optronics Manufacturing (Shanghai) Corp., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp., Darwin Precisions (Suzhou) Corp., Darwin Precisions (Xiamen) Corp., Darwin Precision Corp., BriView Electronics(L) Corp., BriView Electronics Corp., BVCH Optronics (Sichuan) Corp., BriView Technology Corp., AU Optronics (Czech) s.r.o., M. Setek Co., Ltd. and its affiliates, Toppan CFI (Taiwan) Co, Ltd., Lextar Electronics Corp.,  and AUO Energy Taiwan Corp.

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is a worldwide top three manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers with a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$359.6 billion (US$11.3 billion) in sales revenue in 2009 and now houses a staff of more than 42,000 employees throughout its global operations in Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). AUO extended its market to green energy industry in the end of 2008, and formally founded The Solar Photovoltaic Business Unit in October, 2009. For more information, please visit AUO.com.

* DisplaySearch 3Q2009 WW Large-Area TFT-LCD Shipment Report. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2009 year end revenue converted by an exchange rate of NTD31.95:USD1.

For more information, please contact:
Freda Lee                                                                Yawen Hsiao
Corporate Communications Division                           Corporate Communications Division
AU Optronics Corp.                                                  AU Optronics Corp.
Tel:  +886-3-5008800 ext 3206                                  +886-3-5008800 ext 3211
Fax: +886-3-5772730                                               +886-3-5772730
Email: freda.lee@auo.com                                        yawen.hsiao@auo.com